Exhibit 99.8

FORM OF INSTRUCTION IN RESPECT OF A LETTER OF ALLOCATION

For use by Certificated Shareholders on the UK register only	EXCHANGE CONTROL REGULATIONS ENDORSEMENT (see paragraph 7 on page 5)
IMPORTANT: If you are in doubt as to how to deal with this Form of Instruction, you should consult your banker, attorney, accountant or other professional advisor without delay.

The definitions commencing on page 17 of the accompanying Circular apply, mutatis mutandis, to this Form of Instruction in relation to a renounceable letter of allocation (this “Form of Instruction”). The Share Rights that are represented by the Letters of Allocation have been issued in dematerialised form, are negotiable and may be traded on the exchange operated by the JSE under Alpha Code SGLN and ISIN ZAE000243572. The electronic record for Certificated Shareholders in South Africa is being maintained by Computershare Investor Services Proprietary Limited and in the United Kingdom by Capita Asset Services (collectively, the “Transfer Secretaries”). This has made it possible for Certificated Shareholders, who are eligible to participate in the Rights Offer, to enjoy the same rights and opportunities as holders of Dematerialised Shares.

Should you wish to take up, sell or renounce all or part of your Share Rights to which you are entitled pursuant to the Rights Offer, or to apply for a greater number of Rights Offer Shares than those offered to you in terms of the Rights Offer, you must complete this Form of Instruction and return it to Capita Asset Services, Corporate Actions at the address set out overleaf.

Each alteration to this Form of Instruction must be signed in full and not merely initialled.

Sibanye Gold Limited

(Incorporated in the Republic of South Africa)
(Registration number 2002/031431/06)

JSE share code: SGL   ISIN: ZAE000173951

(“Sibanye”, the “Company” or “We”)

FORM OF INSTRUCTION IN RESPECT OF A LETTER OF ALLOCATION – issued to Certificated Shareholders only Relating to a fully underwritten renounceable Rights Offer of 1,195,787,294 Rights Offer Shares at an issue price of R11.28 per Rights Offer Share, in the ratio of 9 Rights Offer Shares for every 7 Existing Shares held at the close of business on Thursday, 18 May 2017

A copy of this Form of Instruction, together with the Circular and other requisite documents, have been lodged with the Commission for record purposes.

SALIENT DATES AND TIMES
Finalisation announcement released on SENS	Thursday, 18 May 2017
Circular published on Sibanye’s website	Thursday, 18 May 2017
Last day to trade in Sibanye Shares in order to participate in the Rights Offer (cum Rights)	Tuesday, 23 May 2017
Rights Offer Circular and Form of Instruction posted to Qualified Certificated Sibanye Shareholders	Tuesday, 23 May 2017
Rights Offer Circular posted to Qualifying Dematerialised Shareholders	Tuesday, 23 May 2017
Sibanye Shares commence trading ex-Rights at 09:00 (Johannesburg Time) on	Wednesday, 24 May 2017
Listing of and trading in the Letters of Allocation on the exchange operated by the JSE commences at 09:00 (Johannesburg time) on	Wednesday, 24 May 2017
Record Date for the Rights Offer	Friday, 26 May 2017
Letters of Allocation credited to an electronic account held at the Transfer Secretaries in respect of Qualifying Certificated Shareholders	Monday, 29 May 2017
Rights Offer opens at 09:00 (Johannesburg time) on	Monday, 29 May 2017
CSDP or Broker accounts credited with Share Rights in respect of Qualifying Dematerialised Shareholders	Monday, 29 May 2017
Last day for trading Letters of Allocation on the exchange operated by the JSE	Tuesday, 6 June 2017
Form of Instruction by Certificated Shareholders wishing to sell all or part of their entitlement to be lodged at the Transfer Secretaries by 12:00 (Johannesburg time) on	Tuesday, 6 June 2017
Listing of Rights Offer Shares and trading therein on the exchange operated by the JSE commences at 09:00 (Johannesburg time) on	Wednesday, 7 June 2017
Payment to be made and Form of Instruction to be lodged with the Transfer Secretaries by Qualifying Certificated Shareholders by 12:00 (Johannesburg time) on	Friday, 9 June 2017
Rights Offer closes at 12:00 (Johannesburg time) on	Friday, 9 June 2017
Record Date for the Letters of Allocation	Friday, 9 June 2017
Rights Offer Shares issued on or about	Monday, 12 June 2017
CSDP or Broker accounts of Qualifying Dematerialised Shareholders credited/debited and updated with Rights Offer Shares	Monday, 12 June 2017
Results of the Rights Offer and basis of allocation of excess Rights Offer Shares announced on SENS	Monday, 12 June 2017
Results of the Rights Offer and basis of allocation of excess Rights Offer Shares published in the South African press	Tuesday, 13 June 2017
Rights Offer Shares in respect of successful excess applications (if applicable) issued on or about	Wednesday, 14 June 2017
CSDP or Broker accounts of Qualifying Dematerialised Shareholders credited/debited and updated with Rights Offer Shares in respect of successful excess applications (if applicable)	Wednesday, 14 June 2017
Share certificates in respect of successful excess applications (if applicable) posted to Qualifying Certificated Shareholders by first class post on or about	Wednesday, 21 June 2017
Share certificates posted to Qualifying Certificated Shareholders by first class post on or about	Wednesday, 21 June 2017
Refund payments made to Qualifying Certificated Shareholders in respect of unsuccessful excess applications (if applicable) on or about	Wednesday, 21 June 2017

Notes:

1.    Share certificates in respect of Sibanye Shares may not be dematerialised or rematerialised between Wednesday, 24 May 2017 and Friday, 26 May 2017, both days inclusive.

Dear Sir/Madam

1.    RIGHTS OFFER

Sibanye hereby offers, upon the terms and conditions stated in the Circular (which shall, if in conflict with the information set out below, take precedence) to the holder(s) of the number of Sibanye Shares in Block (2), recorded in the Share Register at close of business (Johannesburg time) on Thursday 18 May 2017, Share Rights to subscribe for the number of Rights Offer Shares set out in Block (3).

The subscription price is 1,128 cents per Rights Offer Share,  payable in Rand.

2.    ALLOCATION

The number of Rights Offer Shares stated in Block (3) has been allocated for subscription to the Qualifying Shareholders named in Block (1). Only whole numbers of Shares will be issued and Qualifying Shareholders will be entitled to subscribe for rounded numbers of Sibanye Shares once the Ratio of Entitlement has been applied. Fractional entitlements of 0.5 or greater will be rounded up and fractional entitlements of less than 0.5 will be rounded down.

3.    ACCEPTANCE

3.1      Qualifying Shareholders who wish to accept the Share Rights must complete Blocks (5), (6) and (9).

3.2      If the Qualifying Shareholder whose name appears in Block (1), wishes to subscribe for the Rights Offer Shares stated in Block (3) (or any lesser number), this Form of Instruction duly completed together with payment in terms of 3.3 below, must be delivered, sent by first class post (in the latter’s case at the sender’s  risk),  to  Capita Asset Services to be received by 12:00 (Johannesburg time) on Friday, 9 June 2017. All acceptances of the Rights Offer sent by post by the Qualifying Shareholder will be accepted, provided that the envelope is received by no later than 12:00 (Johannesburg time) on Friday, 9 June 2017. No late postal acceptances will be accepted.

3.3      Payment for the Rights Offer Shares subscribed:

•     must be made in full by a cheque drawn on a South African bank or banker’s draft drawn on a registered commercial bank (each of which should be crossed and marked “not transferable”, and in the case of a cheque with the words “or bearer” deleted);

•      must be payable in Rand; and

•      the cheque must be lodged or posted together with this duly completed Form of Instruction.

3.4      The lodging or posting of this duly completed Form of Instruction and the payment of the relevant cheque/banker’s draft in compliance with 3.2 and 3.3 (which in the case of a cheque/banker’s draft will be effective only when the relevant cheque or banker’s draft has been met) will be an acceptance of the Rights Offer by the Qualifying Shareholder concerned and an irrevocable authority to allot the Rights Offer Shares in question.

3.5      No acknowledgement of receipt will be given for a cheque/banker’s draft received in accordance with this Rights Offer.

3.6      All cheques and banker’s drafts will be deposited immediately for payment. The Company reserves the right to instruct the Transfer Secretaries to seek special clearance of cheques to allow the Company to obtain value for remittances at the earliest opportunity. Interest will not be paid on payments made before they are due but will accrue for the benefit of the Company. Should any payment be refused, Sibanye may in its sole and absolute discretion treat the relevant acceptance of Rights Offer Shares, if any, as void or may tender delivery of the appropriate Sibanye share certificate to which this acceptance relates against payment in cash of the amount payable in terms thereof.

3.7      If this Form of Instruction is not lodged and completed fully and properly (the Transfer Secretaries shall be entitled to determine in their sole and absolute discretion whether such Form of Instruction has been completed fully and properly), and payment of the required amount is not received, by 12:00 (Johannesburg time) on Friday, 9 June 2017, in terms of the provisions of 3.3 and 3.7 above, then the Qualifying Shareholder will be deemed to have declined the offer to subscribe for Rights Offer Shares in terms of the Rights Offer and the Share Rights offered in terms of this Form of Instruction lapse irrespective of who holds it.

3.8      The Company reserves the right to have cheques and bankers’ drafts presented for payment on receipt and to instruct the Transfer Secretaries to seek special clearance of cheques to allow the Company to obtain value for remittances at the earliest opportunity. Interest will not be paid on payments made before they are due but will accrue for the benefit of the Company.

4.    RENUNCIATION AND SALE

4.1      If the Qualifying Shareholder whose name appears in Block (1) wishes to sell or renounce part or all of his Rights, then:

•     Such Qualifying Shareholders must complete Form A or Form B of this Form of Instruction. This must be sent to the appropriate Transfer Secretaries in accordance with the instructions contained therein, to be received by not later than 12:00 (Johannesburg time) on Tuesday, 6 June 2017, if you wish to sell your Share Rights, and by 12:00 (Johannesburg time) on Friday, 9 June 2017 if you wish to  renounce  your  Share  Rights.  The  Transfer  Secretaries  will endeavour to procure the sale of the Share Rights on the JSE on behalf of such Certificated Shareholder and will remit the proceeds in accordance with the payment instruction reflected in this Form of Instruction, net of brokerage charges and associated expenses. The Transfer Secretaries will not have any obligation, or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such Share Rights.

•     The person in whose favour the Share Rights have been renounced (the “Renouncee”) who wishes to accept the Rights Offer must complete Form C on  page 3 of  this Form of  Instruction. The Renouncee must also lodge this Form of Instruction and make payment, in terms of 3 above, mutatis mutandis, for the Rights Offer Shares in respect of which the Rights Offer is accepted by no later than 12:00 (Johannesburg time) on Friday, 9 June 2017.

4.2      The lodging of this Form of Instruction, with Form B purporting to be signed by the Qualifying Shareholder(s) whose name(s) appear thereon, will be conclusive evidence of the rights of the Renouncee:

•     to deal with this Form of Instruction; or

•     to have the Rights in question allotted, and receive share certificates in respect thereof.

4.3      Sibanye will not be obliged to investigate whether Form B or Form C has been properly signed or investigate any fact surrounding the signing or lodging of such forms.

4.4      If the required documentation and payment have not been received in accordance with the instructions contained in this Form of Instruction, either from the Qualifying Shareholder or the Renouncee, by 12:00 (Johannesburg time) on Friday, 9 June 2017, then the Share Rights of that Qualifying Shareholder or the Renouncee, as the case may be, will lapse.

5.    EXCESS APPLICATIONS

As set out in the Circular, all Rights Offer Shares not taken up pursuant to the terms of the Rights Offer will be available for allocation to Qualifying Shareholders who wish to apply for a greater number of Rights Offer Shares than those offered to them in terms of the Rights Offer. Accordingly, Qualifying Shareholders may also apply for additional Rights Offer Shares in excess of the Rights Offer Shares allocated to that Qualifying Shareholder in terms of the Rights Offer on the same terms and conditions as those applicable to the Share Rights. The right to apply for additional Rights Offer Shares is transferable on renunciation. Applications for additional Rights Offer Shares may be made by completing Blocks (7) and (8) on page 4. Cheques in respect of unsuccessful applications for additional  Rights Offer Shares by Qualifying Certificated Shareholders will be posted by first class post to the relevant applicants, at their risk, on or about Wednesday, 21 June 2017. No interest will be paid on moneys received in respect of unsuccessful applications.

By order of the Board

SIBANYE GOLD LIMITED

18 May 2017

NEAL FRONEMAN (Chief Executive Officer)

UK Registrar

Capita Asset Services
Corporate Actions
The Registry

34 Beckenham Road
Beckenham

Kent BR3 4TU
United Kingdom

Tel: +44 371 664 0321

FORM A: INSTRUCTION TO THE TRANSFER SECRETARIES TO ENDEAVOUR TO PROCURE THE SALE OF THE SHARE RIGHTS ON THE JSE

(To be signed by the Qualifying Shareholder named in Block (1) if the right to the Rights Offer Shares is to be sold on the JSE)

To the Directors,

Sibanye Gold Limited

I/We hereby instruct the Transfer Secretaries to pay the proceeds, if any, of the sale of the Share Rights allocated to me/us in terms of this Form of Instruction (net of all costs).

Stamp and endorsement of selling Broker (if any)
Signed
Date	2017

PLEASE USE BLOCK LETTERS
By cheque, which should be posted at my/our own risk to the following address:

In order to comply with the requirements of the Financial Intelligence Act, 2001 (No. 38 of 2001), the Transfer Secretaries will be unable to record any change of payment mandated unless the following documentation is received from the relevant Shareholder:

• an original certified copy of your identity document;

•    an original certified copy of a document issued by the South African Revenue Services to verify your tax number. If you do not have a tax number, please submit a letter stating this and have the letter signed by a Commissioner of Oaths; and

• an original or original certified copy of a service (or utility) bill to verify your residential address.

PLEASE NOTE THAT IF THE ABOVE INFORMATION IS NOT COMPLETED OR IF CONFLICTING INSTRUCTIONS ARE GIVEN, A CHEQUE IN PAYMENT OF THE AMOUNT DUE WILL BE SENT TO THE ADDRESS RECORDED IN THE REGISTER.

FORM B: FORM OF RENUNCIATION

(To be signed by the Qualifying Shareholder named in Block (1) if the Rights allocated to the Qualifying Shareholder are renounced)

If not all the Rights allocated to the Qualifying Shareholder are being renounced, please specify in the block how many Share Rights are being renounced

To Directors,

Sibanye Gold Limited

I/We hereby renounce the number of Share Rights allocated to me/us specified in the block above and if no number is specified, all my/our Rights allocated to me/us in terms of this form as stipulated in Block (3) on page 4, in favour of the person completing Form C.

Stamp and endorsement of selling Broker (if any)
Signed:
Date:	2017

FORM C: REGISTRATION APPLICATION FORM

(To be completed by the Renouncee to whom the Rights Offer Shares are to be allotted)

This form will not be negotiated once this form is completed.

To the Directors,

Sibanye Gold Limited

I/We

(a)  authorise you to procure the allotment and issue to me of the number of Rights Offer Shares specified in Form B above or, if no number is specified, the number of Rights Offer Shares stipulated in Block (3) on page 4 of this Form of Instruction in my/our own name(s) upon the conditions set out in the Circular as read with this Form of Instruction; and

(b)  authorise Sibanye to place my/our names on the Register.

	Stamp and endorsement of selling Broker (if any)

USE BLOCK LETTERS

Title
First names in full
Postal address (preferably PO Box)
Telephone number (office hours) ( )	Cellphone number ( )
Email address:
Signed:	Date:	2017

FORM D: POSTAL INSTRUCTIONS

Sibanye share certificate should be forwarded at my/our risk, to the following address: PLEASE USE BLOCK LETTERS

Postal code

In order to comply with the requirements of the Financial Intelligence Act, 2001 (No. 38 of 2001), the Transfer Secretaries will be unable to record any change of address mandated unless the following documentation is received from the relevant Shareholder:

• an original certified copy of your identity document;

•    an original certified copy of a document issued by the South African Revenue Services to verify your tax number, if you do not have a tax number, please submit a letter stating this and have the letter signed by a Commissioner of Oaths; and

• an original or original certified copy of a service (or utility) bill to verify your residential address.

(If no specific instructions are given here, the Sibanye share certificate will be forwarded to the address shown on page 4)
A shareholder wishing to collect his/her/its new Sibanye share certificate from the Transfer Secretaries must tick this block. ☐
Date: 2017

THIS FORM MUST BE COMPLETED IN ITS ENTIRETY AND RETURNED TO THE TRANSFER SECRETARIES:

For Shares registered on the U.K. Register:

By post to:

Capita Asset Services, Corporate Actions

The Registry, 34 Beckenham Road

Beckenham,

Kent BR3 4TU

United Kingdom

Name and address of Qualifying Shareholder	Serial number
(1)	Enquiries in respect of this form should be addressed to the Transfer Secretaries, quoting the number printed on this form:

Account number	Number of Sibanye Shares held at close of business (Johannesburg time) on Thursday, 18 May 2017	Number of Rights Offer Shares to which you are entitled	Amount payable at the cost of 1,128 cents per Rights Offer Share
			R
	(2)	(3)	(4)

Acceptance of rights (to be completed by the applicant)	Number of Rights Offer Shares subscribed for	Amount due at the cost of 1,128 cents per Rights Offer Share
The same or lesser number of rights offer units as the number in Block (3) of this form of instruction may be accepted		R
	(5)	(6)

Application for additional Rights Offer Shares	Number of additional Rights Offer Shares for which application is made	Amount due at the cost of 1,128 cents per Rights Offer Share
(to be completed by applicants wishing to apply for additional Rights Offer Shares)		R
	(7)	(8)

Total amount of cheque/banker’s draft
Please note the same or lesser number of Rights Offer Shares as the number mentioned in Block (3) above may be accepted	R
(9)

Applicant’s name:	Signature:
Applicant’s telephone number
Applicant’s email address:

Date:

GENERAL INSTRUCTIONS AND NOTES:

1.             POWERS OF ATTORNEY

If this Form of Instruction is signed under a power of attorney then such power of attorney must be sent to the Transfer Secretaries, for registration, unless it has already been registered by them.

2.             COMPANIES OR CLOSE CORPORATIONS

A company or close corporation wishing to exercise its Share Rights must send the original or certified copy of the directors’ or members’ resolution authorising the exercise of such Share Rights to the Transfer Secretaries for noting.

3.             DECEASED ESTATES AND TRUSTS

Rights Offer Shares will not be allocated in the name of a deceased estate, a trust or a person under contractual disability.

Therefore, when the Share Rights have accrued to a deceased person, an estate or a trust, the executor or trustee, parent/guardian or curator (as the case may be) must complete Form B on page 3 of this Form of Instruction in his representative capacity (which authority must be lodged with the Transfer Secretaries) and Form C on page 3 of this Form of Instruction must be completed by the person in whose name the Rights Offer Shares are to be allocated without any reference to the estate, the trust or the beneficial owner. Letters of executorship (if not previously registered) should be submitted to the Transfer Secretaries for record purposes.

4.             JOINT HOLDERS

All joint holders of Sibanye Shares must sign where applicable.

5.             SHARE CERTIFICATES

5.1      If the Rights Offer is accepted, then the Sibanye share certificate will be posted, on or about Wednesday, 21 June 2017, to the Certificated Shareholder’s address as shown in the Share Register at such Certificated Shareholder’s risk or, if an alternate address is given in the “Postal instructions” on page 4 of this Form of Instruction, to such address by registered post.

5.2      As Sibanye uses the “certified transfer deeds and other temporary documents of title procedure approved by the JSE”, “block” certificates will be issued in respect of Rights Offer Shares.

6.             EXCHANGE CONTROL REGULATIONS

6.1      The following summary is intended only as a guide and is, therefore, not comprehensive. If you are in any doubt as to the appropriate course of action, please consult your professional advisor.

6.2      In terms of the Exchange Control Regulations governing the Rights Offer, a “non-resident” endorsement has been applied to Letters of Allocation issued to Qualifying Shareholders who are non-residents of the CMA.

6.3      In terms of the Exchange Control Regulations non-residents who are not former residents may:

6.3.1   take up the Share Rights in terms of the Rights Offer;

6.3.2   purchase Letters of Allocation on the JSE;

6.3.3   subscribe for the Rights Offer Shares arising in respect of the Letters of Allocation purchased on the JSE; and

6.3.4   purchase excess shares that have been applied for in terms of the Rights Offer (if applicable),

provided payment is received through normal banking channels or from a non-resident account. Share certificates issued pursuant to the application must be endorsed “non-resident”. All applications by non-residents of the CMA for the above purposes must be made through an authorised dealer in foreign exchange.

6.4      Where Share Rights are sold on the JSE on behalf of Qualifying Shareholders who are non-residents of the CMA, the proceeds of such sales are freely remittable through an authorised dealer in foreign exchange.

6.5      Where Share Rights in terms of the Rights Offer fall due to an emigrant of the CMA (“emigrant”), which Share Rights are based on an investment which is blocked in terms of the Exchange Control Regulations, then blocked funds may be used to:

6.5.1   take up the Share Rights allocated to such emigrant in terms of the Rights Offer;

6.5.2   purchase Letters of Allocation on the JSE;

6.5.3   subscribe for the Rights Offer Shares arising in respect of the Letters of Allocation purchased on the JSE; and

6.5.4   purchase excess shares that have been applied for in terms of the Rights Offer (if applicable).

6.6      All applications by emigrants using blocked Rand for the above purposes must be made through the South African authorised dealer controlling their blocked assets. Sibanye share certificates issued pursuant to blocked Rand transactions must be endorsed “non-resident” and placed under the control of the authorised dealer through whom the payment was made.

6.7      Where Share Rights are sold on the JSE on behalf of Qualifying Shareholders or Renouncees who are emigrants, which Share Rights are based on an investment which is blocked in terms of the Exchange Control Regulations, the proceeds of such sales will be credited to their respective blocked Rand accounts.

7.             NON-RESIDENT SHAREHOLDERS

7.1      The attention of Qualifying Shareholders resident outside the CMA is drawn to the “Notice to Investors” Section of the Circular. It is the responsibility of all such persons (including without limitation, nominees and trustees) wishing to accept the Rights Offer to satisfy themselves of the full observance of the laws of any relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes in connection therewith due in such territory. Those persons should consult their professional advisors as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their Share Rights.

7.2      In the United States, the Rights Offer is being made pursuant to a registration statement on Form F-3 on file with the SEC (File No. 333-217339) and the related Prospectus Supplement. These documents are available on the SEC’s website at https://www.sec.gov. If you have received this Circular and you are a U.S. holder of Existing Shares or Existing ADSs, you should have been sent a copy of the Prospectus Supplement. Accordingly, if you did not receive a Prospectus Supplement you should contact the bank, Broker or financial intermediary through which you hold your Existing Shares or Existing ADSs to request a copy, or you may obtain a copy by calling the Information Agent. The distribution of this document and/or the form of proxy into any jurisdiction other than the South Africa may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

7.3      The Forms of Instruction will not intentionally be sent into any jurisdiction in which such offer or solicitation is unlawful. Subject to certain limited exceptions, neither this Form of Instruction nor the Circular will be distributed in or into any of the Excluded Territories. Except as otherwise provided in the Circular, and this Form of Instruction, the Letters of Allocation and the Rights Offer Shares may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or from any Excluded Territory and no offer of the Letters of Allocation or the Rights Offer Shares is being made by way of the Circular in or into the Excluded Territories.

7.4      Receipt of this Form of Instruction and/or the crediting of Letters of Allocation to a CSDP or Broker account in Strate will not constitute an offer. The only offer will be contained in the Circular and will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this Form of Instruction and/or the Circular must be treated as sent for information only and should not be copied or redistributed. No person receiving a copy of this Form of Instruction and/or the Circular and/or receiving a credit of Letters of Allocation to a CSDP or Broker account in Strate in any territory other than the CMA may treat the same as constituting an invitation or offer to such person, nor should that person in any event use this Form of Instruction or deal with the Letters of Allocation unless, in the relevant territory, such an invitation or offer could lawfully be made to him or this Form of Instruction could lawfully be dealt with without contravention of any registration or other legal requirements. In such circumstances, this Form of Instruction and/or the Circular are to be treated as sent for information only and should not be copied or redistributed.

7.5      In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the “Relevant Implementation Date”) no Rights Offer Shares or Letters of Allocation have been offered or will be offered pursuant to the Rights Offer to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Rights Offer Shares or Letters of Allocation which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in the Relevant Member State, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Rights Offer Shares or Letters of Allocation may be made to the public in that Relevant Member State at any time (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; (ii) to fewer than 150 or, if the Relevant Member State has implemented the relevant provisions of Directive 2010/73/EU, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) as permitted under the Prospectus Directive, subject to obtaining the prior written consent of the Company for any such offer; or (iii) in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of Rights Offer Shares shall result in a requirement for the publication by the Company or any Joint Bookrunner of a prospectus pursuant to Article 3 of the Prospectus Directive.

8.             REPRESENTATIONS AND WARRANTIES

8.1      Any person accepting the offer contained in the Circular by taking up the rights to Rights Offer Shares represented by and/or renouncing a Form of Instruction represents and warrants to the Company and the Underwriters that:

8.1.1   such person is not accepting and/or renouncing their Rights from within the Excluded Territories;

8.1.2   such person is not in any jurisdiction in which it is unlawful to make or accept an offer to subscribe for Rights Offer Shares or transfer the Letters of Allocation; and

8.1.3   such person is not acquiring Rights Offer Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Rights Offer Shares into the Excluded Territories.

8.2      The Company may treat as invalid any acceptance or purported acceptance of the allotment of Rights Offer Shares comprised in the Form of Instruction or renunciation or purported renunciation of the Rights if it:

8.2.1   appears to the Company to have been executed in or dispatched from the Excluded Territories or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement;

8.2.2   provides an address in the Excluded Territories for delivery of definitive share certificates for Rights Offer Shares (or any jurisdiction outside South Africa in which it would be unlawful to deliver such certificates); or

8.2.3   purports to exclude the warranty required by this paragraph.

9.             JSE LISTINGS

The Issuer Regulation Division of the JSE has approved the listing of (i) the Letters of Allocation in respect of all of the 1,195,787,294 Rights Offer Shares with effect from 09:00 (Johannesburg time) on Wednesday, 24 May 2017 to the close of trade (Johannesburg time) on Tuesday, 6 June 2017, both days inclusive and (ii) 1,195,787,294 Rights Offer Shares with effect from 09:00 (Johannesburg time) on Wednesday, 7 June 2017.